PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus Dated November 15, 2012)

Filed Pursuant to Rule 424(b)(3)
File No. 333-184461

1,941,270 Shares

Ordinary Shares

This prospectus supplement supplements the prospectus dated November 15, 2012 relating to the resale, from time to time, of up to an aggregate of 1,941,270 ordinary shares of Tornier N.V. by the selling shareholders named therein , including their donees, pledges, transferees or other successors in interest.

This prospectus supplement is being filed to update the original table of selling shareholders in the original prospectus with respect to certain changes in beneficial ownership that have occurred since the date of the original prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the original prospectus. This prospectus supplement is qualified by reference to the original prospectus except to the extent that the information contained in this prospectus supplement supersedes the information contained in the original prospectus.

Investing in our ordinary shares involves a high degree of risk. We refer you to the section entitled “Risk Factors” beginning on page 5 of original prospectus before you make an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 6, 2013.

SELLING SHAREHOLDERS

The table of selling shareholders in the original prospectus lists Elena Bullani Tewari as beneficially owning 2,377 ordinary shares of Tornier N.V. In February 2013, Elena Bullani Tewari transferred 2,377 shares to her husband Sanjiv Tewari. The table of selling shareholders as it relates to the ordinary shares of Tornier N.V. listed as held by Elena Bullani Tewari in the original prospectus, is hereby updated through the date of this prospectus supplement and amended to reflect the foregoing.

The table assumes that the selling shareholder will sell all of the shares offered by him in this offering. However, we are unable to determine the exact number of shares that actually will be sold or when or if these sales will occur. We will not receive any of the proceeds from the sale of the shares offered under this prospectus supplement. The amount and information set forth below are based upon information provided to us by the selling shareholder or his representative, or on our records, as of February 28, 2013. The percentage of beneficial ownership for the following table is based on 41,740,444 ordinary shares outstanding as of February 15, 2013.

To our knowledge, except as indicated in the footnotes to this table, the person named in the table has sole voting and investment power with respect to all ordinary shares shown in the table to be beneficially owned by such person. Except as set described below, the selling shareholder has not had any position, office or other material relationship with us or any of our predecessors or affiliates within the past three years. Information concerning the selling shareholder may change from time to time, and any changed information will be set forth in supplements to this prospectus to the extent required.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After Completion of the Offering
Selling Shareholder	Number	Percentage	Number of Shares Being Offered	Number	Percentage
Tewari, Sanjiv	2,377	*	2,377	0	—

*	Less than one percent (1%)